The Flexi Group Holdings Ltd

Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6

Changkat Semantan, Bukit Damansara

50490 Kuala Lumpur, Malaysia

November 22, 2023

VIA EDGAR

Attention:	Mr. Paul Cline
Mr. Benjamin Holt

Re:	The Flexi Group Holdings Ltd
Amendment No. 5 to Registration Statement on Form F-4
Filed October 27, 2023
File No. 333-269739

Ladies and Gentlemen:

This letter sets forth the response of The Flexi Group Holdings Ltd (the “Registrant”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 9, 2023 (the “Comment Letter”), with respect to the above referenced Amendment No. 5 to Registration Statement on Form F-4. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 6 to the Registration Statement (the “Sixth Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Registrant has included other revisions and updates to its disclosure in the Sixth Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Sixth Amended Registration Statement.

Set forth below is the Registrant’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 5 to Registration Statement on Form F-4 filed October 27, 2023

Variation Between Projected and Actual Results, page 163

1.	Please revise to update your discussion of variances between projected and actual results for Flexi’s results of operations for the six months ended June 30, 2023 or, to the extent available, Flexi’s results of operations for the nine months ended September 30, 2023. In this regard, we note that through June 30, 2023 Flexi appears to have achieved only approximately 29% of its revenue goal for the fiscal year ended December 31, 2023. We also note your statement on page 165 that Flexi expects it will have a more concrete understanding of the potential impact market conditions will have on the projections by the end of the third quarter of 2023.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested starting on page 156 of the Sixth Amended Registration Statement. The discussion of variances between projected and actual results for Flexi’s results of operations is presented for the six months ended June 30, 2023, which is the latest period of financial statements of the Registrant presented in the Sixth Amended Registration Statement.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 22, 2023

Material Tax Considerations, page 247

2.	Please revise to reconcile your statements regarding the tax consequences of the business combination on pages 21-22 with your statements in this section. More specifically, we note that on page 21 you state that U.S. Holders generally will not recognize gain or loss for U.S. federal income tax purposes with respect to the receipt of PubCo Ordinary Shares in exchange for such U.S. Holder’s TGVC Class A Common Stock. However, on page 255 you state that a U.S. Holder that receives PubCo Ordinary Shares in exchange for TGVC Class A Common Stock and whose TGVC Public Warrants automatically convert into PubCo Warrants should recognize gain.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 176, 261 and 262 of the Sixth Amended Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Sixth Amended Registration Statement as soon as possible. Please contact Christopher Haunschild of Lucosky Brookman LLP at (212) 417-8160 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

THE FLEXI GROUP HOLDINGS LTD

By:	/s/ Christopher I. Edwards
Name:	Christopher I. Edwards
Title:	Chief Executive Officer

cc:          Christopher I. Edwards, The Flexi Group Holdings Ltd

Christopher Haunschild, Lucosky Brookman LLP

Penny Somer-Greif, Lucosky Brookman LLP

Kevin E. Criddle, DLA Piper LLP (US)

Penny J. Minna, DLA Piper LLP (US)